EXHIBIT 21.1

Invesco Mortgage Capital, Inc.
Subsidiaries

Name	Jurisdiction
IAS Operating Partnership	Delaware
IAS Asset I LLC	Delaware
IVR 1552 Broadway LLC	Delaware
IVR Magna LLC	Delaware
IMRF Holdings LLC	Delaware
IMRF TRSCO Inc.	Delaware
IAS Services LLC	Michigan
IVR Walbrook LLC	Delaware
IVR 17 Battery Place LLC	Delaware
IVR Irish Mezzanine LLC	Delaware
IVR 311 S. Wacker LLC	Delaware